Exhibit 12.1

Marathon Petroleum Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS – Unaudited

(In millions)

	Six Months Ended June 30, 2014	For the Years Ended December 31,
		2013	2012	2011	2010	2009
Portion of rentals representing interest	$37	$71	$46	$41	$45	$41
Capitalized interest	13	28	101	112	83	78
Other interest and fixed charges	85	167	90	60	1	1

Total fixed charges (A)	135	266	237	213	129	120

Earnings-pretax income with applicable adjustments (B)	1,742	3,518	5,423	3,848	1,063	748

Ratio of (B) to (A)	12.9	13.2	22.9	18.1	8.2	6.2